                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25

                                                Commission File Number 001-13211

                          NOTIFICATION OF LATE FILING

     (Check One): [X]  Form 10-K  [ ] Form 11-K    [ ] Form 20-F  [ ] Form 10-Q
[ ] Form N-SAR
    For Period Ended:    December 31, 1999
                      ---------------------------------------------------------
[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
    For the Transition Period Ended:
                                    -------------------------------------------

    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       ------------------------
-------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION
Full name of registrant   Information Management Associates, Inc.
                          -----------------------------------------------------
Former name if applicable

-------------------------------------------------------------------------------
Address of principal executive office (Street and number)
One Corporate Drive, Suite 400
-------------------------------------------------------------------------------
City, state and zip code   Shelton, CT  06484
                         ------------------------------------------------------

                                    PART II
                            RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F,
[X]          11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The Company engaged Ernst & Young LLP as its new independent accountants effective as of March 13, 2000. In addition, as previously announced, the Company initiated an internal review of certain transactions in 1999 and certain prior quarterly periods. Because of the change in its independent accountants and the time required to complete the internal accounting review, the Company could not compile the financial information necessary to complete its Form 10-K for the year ended December 31, 1999 (Form 10-K) in accordance with Regulation S-X in a timely manner without unreasonable effort and expense.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

              Michael P. McGroarty         203             925-6800
-------------------------------------------------------------------------------
                    (Name)             (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes   [ ] No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Information Management Associates, Inc.
-------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 30, 2000           By   /s/ John A. Piontkowski
       ----------------------     --------------------------------------------
                                  Name:  John A. Piontkowski
                                  Title: Chief Financial Officer

    Explanation of Anticipated Change
    ---------------------------------

   The Company is unable to estimate results for 1999 because it is still in the process of conducting a review of certain transactions which occurred during 1999 and will be unable to estimate 1999 results until such review is completed.